PEPSICO REACHES AGREEMENT WITH WHITMAN
CORPORATION TO FORM MASTER PEPSI BOTTLER;
PEPSICO COMMENTS ON FOURTH QUARTER RESULTS


PURCHASE, N.Y., Jan. 25, 1999 - PepsiCo, Inc. today made several announcements regarding a major bottling transaction and fourth-quarter financial results.

AGREEMENT REACHED WITH WHITMAN

PepsiCo announced that it has reached an agreement with Whitman Corporation, the world's largest independent Pepsi bottler, to realign bottling territories in order to create a new master Pepsi-Cola bottler.

Under the terms of the agreement:

   PepsiCo will consolidate certain of its bottling territories and other assets with Whitman's existing bottling business to create a new and very powerful bottling company to be called Whitman Corporation.
   PepsiCo will transfer to the new company a number of bottling operations, including territories in Illinois, Indiana, Missouri and Ohio in the United States as well as in the Czech Republic, the Slovak Republic, Hungary and Poland. Those businesses generated 1998 revenue of approximately $540 million in the U.S. and approximately $180 million
   outside the U.S.   PepsiCo also will transfer to the new company the 20%
   stake it currently holds in Whitman's Pepsi-Cola General Bottlers subsidiary.

   Whitman will transfer to PepsiCo operations in: Marion, Virginia; Princeton, West Virginia and St. Petersburg, Russia. They will become part of The Pepsi Bottling Group. In 1998 those businesses generated revenue of $54 million in the U.S. and $23 million in Russia.

   Whitman will assume liabilities associated with PepsiCo's U.S. operations and will acquire PepsiCo's international operations for cash, resulting in net proceeds to PepsiCo of $300 million.

   PepsiCo will receive 54 million shares of common stock in the newly created Whitman Corporation, giving PepsiCo immediate ownership of approximately 35% of the company. Whitman will undertake a share repurchase program that is anticipated to raise PepsiCo's stake in the company to nearly 40%.

"Whitman is an excellent bottler with tremendous capabilities," said PepsiCo Chairman and Chief Executive Officer Roger Enrico. "This greatly expanded partnership will dramatically strengthen the Pepsi-Cola bottling system and provide better and more efficient service to our customers."

The transaction, which is subject to approval by regulators and Whitman shareholders, will increase Whitman's share of Pepsi-Cola's bottle-and-can volume in the United States from 12% to 17%. It will increase Whitman's bottling volume outside the United States more than four-fold.

As a result of the transaction, PepsiCo expects to record a one-time gain sometime after the first quarter of 1999. A proxy statement/prospectus will be filed with the Securities and Exchange Commission containing details on the Whitman transaction.

It is anticipated that the Whitman transaction will not delay PepsiCo's planned public offering of a majority interest in The Pepsi Bottling Group. The registration statement filed earlier this month in connection with the offering took the Whitman transaction into account.



FOURTH QUARTER 1998

PepsiCo said it expects to report fourth-quarter 1998 earnings per share of approximately 24 cents next week and made several additional announcements regarding the quarter:

Settlement with Internal Revenue Service

In November 1998 PepsiCo reached final agreement with the IRS to settle substantially all remaining aspects of a tax case relating to PepsiCo's concentrate operations in Puerto Rico. As a result, PepsiCo will recognize a tax benefit totaling $494 million for 1998. Of that $494 million, $200 million was recorded in the third quarter, based on settlement of part of the case, and $294 million or 19 cents per share will be recorded in the fourth quarter.

Frito-Lay North America

Frito-Lay North America (FLNA) has initiated a major program to improve productivity in its U.S. manufacturing operations by consolidating production in its most modern and efficient plants, eliminating production redundancies throughout the system and streamlining logistics and transportation systems.

Under the  program  FLNA will  close  four of its  oldest  plants,  located  in:
Chamblee, Ga.; Salisbury, N.C.; Jackson, Miss. and Marlborough, Mass. In addition, FLNA will expand three of its most technologically advanced plants, in Lynchburg, Va., Jonesboro, Ark., and Fayetteville, Tenn., and two of its top-performing facilities, in Perry, Ga., and Killingly, Conn.

FLNA will incur one-time charges estimated to total approximately $120 million for costs associated with the program. That total includes $54 million (pre-tax) or two cents per share relating to elimination of production redundancies to be recorded for the fourth quarter of 1998 and approximately $65 million relating to plant consolidation and expansions to be recorded for the first quarter of 1999. Any near-term savings resulting from the efforts will be reinvested in the business.

Pepsi-Cola International

In recognition of the severe impact of the economic crisis on its operations in Russia, Pepsi-Cola International (PCI) will record an unusual charge of $218 million or 14 cents per share for the fourth quarter of 1998 to reflect asset impairment and the cost of restructuring of its operations there.

Pepsi-Cola North America

For the fourth quarter of 1998 Pepsi-Cola North America (PCNA) will record a restructuring charge of $16 million (pretax) or one cent per share to reflect the costs of separating its concentrate and bottling organizations. The separation was intended to enable the bottling business to more effectively serve retail customers, which have been consolidating very rapidly in recent years. PepsiCo is proceeding with the conversion of a majority stake in its Pepsi Bottling Group unit to public ownership through an initial public offering.

Also, after a very positive consumer response to the October launch of its Pepsi One one-calorie cola, PCNA chose to invest additional advertising and marketing funds to drive continued trial of the brand late in the fourth quarter of 1998. The decision reflects PCNA's strong commitment to this innovative and high-potential new product.

As a result of the additional funding of Pepsi One and highly competitive pricing, PCNA ongoing operating profit for the fourth quarter is expected to be $206 million. Including the $16 million restructuring charge, reported PCNA operating profit for the fourth quarter is expected to be $190 million.

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